Exhibit 99.6

EXECUTION VERSION

This Amendment Number Three (the “Amendment Three”) is made 10 July 2018

BETWEEN

(1)                            SKY UK LIMITED of Grant Way, Isleworth, Middlesex, TW7 5QD (Company number 02906991) (“Sky”); and

(2)                            BONNE TERRE LIMITED of Office 1, 1 The Crusher, Braye Harbour, GY9 3XX (Company number 1110) (the “Bonne Terre”);

each a “Party” and together the “Parties”.

WHEREAS:

(A)                          Sky and Bonne Terre entered into an agreement to document the general principles governing their commercial relationship and activities under a Commercial Relationship Agreement dated 19 March 2015 (the “CRA”).

(B)                          Following the sale by Sky of its remaining stake in the issued share capital of Cyan Blue Topco Limited to one of the subsidiaries of The Stars Group Inc. (“Stars”) under a Share Purchase Agreement entered into on 21 April 2018 (“SPA”), and the related Deed of Variation and Amendment (“DVA”) to the following agreements: Brand Licence Agreement, Advertising Services Agreement (“ASA”) and CRA, the Parties now propose to amend the CRA as set out in this Amendment Three with effect from the date that the separate amendment to the ASA is entered into by both Parties (i.e. Amendment Number One to the ASA), and the Parties agree that, from such time (but not before), the terms of this Amendment Three shall be incorporated into the CRA.

(C)                          The other two current amendments to the CRA relate to Super 6 and Sky Sports Fantasy Six-a-side Free to Play games (Amendment One) and Football Score Centre Sponsorship (Amendment Two).

(D)                          The Parties also refer to their discussions around the

NOW IT IS HEREBY AGREED as follows:

1.                                 GENERAL

1.1                          Expressions defined in the CRA shall, unless otherwise expressly set out below, have the meaning set out in the CRA.

1.2                          In consideration of £1, the receipt and sufficiency of which is hereby acknowledged, with effect from the Amendment Date the Parties agree to amend the CRA as follows:

2.                                 DEFINITIONAL AMENDMENTS

2.1                          With effect from the Amendment Date, the CRA shall be amended by the deletion of the definitions of “DPA”, “Personal Data” and “Data Protection Laws” in clause 1.1 thereof and the insertion of the following definitions:

“Personal Data has the meaning given to it in the Data Protection Laws, as applicable;

Sky UK Ltd, Grant Way, Isleworth, Middlesex TW7 5QD
Registered in England No. 2906991. VAT Registered No. 440 6274 67

Data Protection Laws means all statutes, laws, secondary legislation and regulations relating to the processing, privacy, and use of Personal Data, as applicable, including:

(a)                            in the United Kingdom:

(i)                                the Privacy and Electronic Communications (EC Directive) Regulations 2003, SI 2003/2426, and any laws or regulations implementing Directive 2002/58/EC (ePrivacy Directive); and

(ii)                             the General Data Protection Regulation (EU) 2016/679 (GDPR) and the Data Protection Act 2018 (UK DP Law); and

(b)                            in member states of the European Union, the GDPR and the ePrivacy Directive, and all relevant member state laws or regulations giving effect to or corresponding with any of them, or, once applicable, any successor legislation (and/or any national laws or regulations corresponding or equivalent thereto) to the ePrivacy Directive, GDPR, or UK DP Law;”

2.2                          With effect from the Amendment Date, the CRA shall be amended by the addition of the following new definitions in clause 1.1:

“Amendment Date” means the date that the ASA Amendment Number One has been entered into by both Parties;

“Competing Business” has, in each case, the meaning given in the following provisions of the CRA: clauses 5.6, and Part 1, paragraph 1.3 of Schedule 4 and paragraph 1.7 of Schedule 6;

“Current Activities” means any and all products, services, content and applications made available on or through any of the ATR Digital Platforms as at the Amendment Date, including (without limitation) providing horse racing information and editorial, race cards, race video clips, race tips, race predictors, race results, a live-feed of the ATR Channel, and providing users with information on, and comparisons of, the sign-up deals, odds, services and offers of any Competing Business;

2.3                          It is agreed that with effect from the Amendment Date:

2.3.1                     all references to the “Investors”, “Investment and Shareholders Deed” and “Target Companies” shall be deleted from the CRA;

2.3.2                     clause 5.7 shall also be deleted in its entirety;

2.3.3                     the first few words of clause 11.2(f) “subject to the terms of the Investment and Shareholders’ Deed” shall be deleted in their entirety;

2.3.4                     the definition of Affiliates shall be amended to replace the words “the Target Companies” with “Hestview Limited, Bonne Terre Limited and Cyan Blue Odds Limited”; and

2.3.5                     all references to the ASA or the Sky Media Agreement (and its clauses) in this Amendment Three shall be references to the ASA or the Sky Media Agreement (and its clauses) as amended by Amendment One to the ASA, the ASA and the Sky Media Agreement being one and the same document.

5.2                          It is agreed that nothing in this Amendment Three extends the Territory of the CRA (which shall continue to only apply to the Territory).

6.                                 DATA PROTECTION AMENDMENTS

With effect from the Amendment Date, the CRA shall be amended by the deletion of clause 10 thereof and the insertion of the following new clause 10 in substitution thereof:

“10.1 Blue and Sky acknowledge and agree that as at the Amendment Date, they do not share with each other Personal Data relating to their respective customers. Blue and Sky also acknowledge and agree that from time to time they may wish to share with each other Personal Data relating to their respective customers. In the event that Blue or Sky wishes to receive from the other party Personal Data relating to the other party’s customers the party receiving the request shall use all reasonable efforts to share such Personal Data provided always that the parties can, prior to sharing such Personal Data, agree a legally binding contract to implement the terms and procedures necessary to enable the desired transfer of Personal Data in accordance with applicable Data Protection Laws. Blue and Sky agree to meet as soon as reasonably practicable following any such transfer request at a reasonably agreed time and place to seek to negotiate such legally binding contract. Such contract shall (if agreed) be drafted and executed to amend this clause 10.1 in accordance with clause 17 of this Agreement.”

7.                                 MISCELLANEOUS

7.1                          Save as expressly amended pursuant to this Amendment Three, all other terms and conditions of the CRA shall remain unchanged. In the event of any conflict between the terms of the CRA and this Amendment Three, the latter shall prevail.

7.2                          Clause 18 of the CRA (Whole Agreement) shall also apply to this Amendment Three.

7.3                          This Amendment Three may be executed in any number of counterparts, any and all of which shall be deemed to be an original.

7.4                          The validity, construction and performance of this Amendment Three (and any claim, dispute or matter arising under or in connection with it or its enforceability) and any non- contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereto submit to the exclusive jurisdiction of the English courts.

7.5                          Save as amended pursuant to this Amendment Three, the CRA shall remain in full force and effect, and upon the full execution of this Amendment Three by each of the Parties, the CRA as amended by this Amendment Three shall constitute the agreed terms between the Parties, and shall be deemed to be effective from the Amendment Date.

7.6                          Each Party warrants that the person signing this Amendment Three on behalf of that Party has the requisite authority to bind that Party by means of Docusign’s electronic signature system. By affixing their respective electronic signatures hereto by means of Docusign’s electronic signature system, the signatories below acknowledge and agree that they intend to bind the respective Parties on behalf of whom they are signing.

7.7                          The Parties shall each nominate their signatories and their respective email addresses and the Parties and signatories agree that, except where the signatory is a victim of fraud or misrepresentation, the electronic signature emanating from such nominated email address constitutes valid signature and shall be construed as (and given equal evidentiary weight as) the signatory having signed the document as an original in manuscript.

IN WITNESS Whereof the Parties have executed this Amendment Three on the day, month and year first before written

Signed	/s/ Chris Taylor

For and on behalf of SKY UK LIMITED

Name	Chris Taylor

Position	Director

Date	10 July 2018

Signed

For and on behalf of BONNE TERRE LIMITED

/s/ Richard Flint

Name	Richard Flint

Position	Director

Date	10 July 2018